Exhibit 99.1

MY Reports Fourth Quarter and Full Year 2014 Unaudited Results

ZHONGSHAN, China, April 7, 2015 – China Ming Yang Wind Power Group Limited (“Ming Yang” or the “Company”) (NYSE: MY), a leading wind turbine manufacturer in China, today announced its unaudited financial results for the fourth quarter and the full year ended December 31, 2014.

Fourth Quarter 2014 Operating and Financial Highlights:

•	Total wind turbine generators (“WTGs”) commissioned for which revenue was recognized amounted to an equivalent wind power project output of 638.0MW, or 280 units of 1.5MW WTGs and 109 units of 2.0MW WTGs, an increase of 263.5% compared to 175.5MW in Q4 2013.

•	Total revenue was RMB1,996.0 million (US$321.7 million), an increase of 268.8% compared to RMB541.2 million in Q4 2013.

•	Gross profit was RMB271.9 million (US$43.8 million), compared to a gross loss of RMB20.0 million in Q4 2013. Gross margin was 13.6%, compared to a negative gross margin of 3.7% in Q4 2013.

•	Total comprehensive income was RMB80.9 million (US$13.0 million), compared to total comprehensive loss of RMB501.9 million in Q4 2013.

•	Basic and diluted earnings per share were RMB0.68 (US$0.11) and RMB0.66 (US$0.11), respectively, compared to basic and diluted loss per share of RMB3.36 and RMB3.36, respectively, in Q4 2013.

Full Year 2014 Operating and Financial Highlights:

•	Total WTGs for which revenue was recognized amounted to an equivalent wind power project output of 1,852.0MW, or 844 units of 1.5MW WTGs and 293 units of 2.0MW WTGs, an increase of 112.4% compared to 872.0MW in 2013.

•	Total revenue was RMB5,872.4 million (US$946.5 million), an increase of 106.4% compared to RMB2,844.8 million in 2013.

•	Gross profit was RMB813.1million (US$131.0 million), an increase of 210.0% compared to RMB262.3 million in 2013. Gross margin was 13.8%, compared to 9.2% in 2013.

•	Total comprehensive income was RMB350.0 million (US$56.4 million), compared to a total comprehensive loss of RMB656.1 million in 2013.

•	Basic and diluted earnings per share wereRMB2.90 (US$0.47) and RMB2.86 (US$0.46), compared to basic and diluted loss per share RMB4.12 and RMB4.12, respectively, in 2013.

“We are pleased with our performance in the year of 2014, in particular the fourth quarter when we saw record sales volume of WTG products in terms of power capacity, and realized nearly RMB2 billion in revenue,” said Mr. Chuanwei Zhang, Chairman and Chief Executive Officer of Ming Yang, “We believe this represents a milestone for our company. We are delighted to see that the Chinese government announced a series of policies at different levels to promote renewable and clean energy sources. By focusing on technological innovations and delivering high quality products to our customers, we are well-positioned to satisfy the growing market demand for WTG products as well as related value-added services.”

Mr. Zhang concluded, “Based on our current delivery schedule and our order backlog, we are confident in further solidifying our market position in China in 2015, particularly in offshore wind power market, thanks to our unique advantages of offshore engineering solutions.”

Industry Overview

According to the Global Wind Energy Council, 2014 recorded the highest increase in newly installed wind power capacity in a single year. Global wind power expanded by 16%, or 51GW, to a global total of 370GW.China saw the largest jump in new capacity, adding about 23GW in 2014 after expanding by 16GW in 2013, according to the same source. Despite the correction of oil prices throughout the year, there was no material negative impact on the wind energy industry given the low-cost, stable and reliable nature of wind energy, according to the Global Wind Energy Council.

The PRC government released a number of favorable policies to encourage renewable energy investments in 2015 in an effort to combat air pollution, which are expected to continue to boost the China’s wind sector in 2015. For example, the wind resource-rich areas along the “New Silk Road” are set to enjoy substantial infrastructure financing supports, which will in turn drive wind farm construction in western China. Most recently, an official guideline on China’s electricity system reform urged local grid companies to give priority to electricity from renewable sources in an effort to improve current curtailment rates.

Recent Business Developments

MY completed and connected to the grid a 6.5MW SCD prototype in Jiangsu Province – In March 2015, Ming Yang announced that its 6.5MW SCD offshore WTG prototype began commercial operation in Rudong, Jiangsu Province, China. This cutting-edge, award-winning prototype is expected to be expanded and developed into a series of wind turbine generators with capacity ranging from 5.0MW to 7.0 MW.

MY’s two-blade 3.0 MW SCD onshore WTG demonstrated full availability – In Dabancheng, Xinjiang Province, Ming Yang’s 3MW SCD turbines are now working at full capacity. In response to the strong customer demand for reliable and cost-effective products in various weather conditions, Ming Yang is planning to launch an innovative three-blade SCD wind turbine model, which will be specializing in generating power from low wind speeds.

MY announced strategic partnerships with two leading research institutes – In November 2014, Ming Yang signed official cooperation agreements with Fraunhofer-Gesellschaft, Europe’s largest application-oriented research organization, and Energy Research Centre of the Netherlands, the largest energy research institute in the Netherlands, as part of the Company’s efforts to improve the design of its wind turbine products and enhance the Company’s overall research and development productivity.

MY expected to start installation of approximately 29 units of 3.0MW SCD wind turbines in Guishan Island, Guangdong Province – In this project, which is expected to be the first ever offshore wind farm project in China and a milestone in China’s offshore wind energy sector, Ming yang will provide the wind farm project owner with a complete technology and construction solution, including WTGs, turbine towers and foundation structures, as well as overall project management of the 45 km2 offshore wind farm around Guishan and its nearby islands.

Ming Yang consolidated its third position in terms of the newly installed capacity in China in 2014, with an increase of approximately 1% from 2013 in the market share of China’s total newly installed capacity, according to the preliminary statistics of Chinese Wind Energy Association (CWEA).In addition, Ming Yang took 8th in the world’s top 10 wind turbine original equipment manufacturers (“OEMs”) ranking in 2014, raised from 9th last year, according to the report of Global Wind Turbine OEM Market Share Study released by MAKE Consulting. The same source also revealed that the market share of Ming Yang hit 9.9% in total in 2014, with an 11.1% increase of the whole market growth.

Fourth Quarter 2014 Operating Data and Unaudited Financial Results

Revenue

Revenue in the fourth quarter of 2014 was RMB1,996.0 million (US$321.7 million), an increase of 268.8%as compared to that of the corresponding period in 2013.WTGs for which revenue was recognized in the fourth quarter amounted to an equivalent wind power project output of 638.0MW, or 280 units of 1.5MWand 109 units of 2.0MWWTGs. For the corresponding period of 2013, the output was 175.5MW, or 117 units of 1.5MW WTGs. The 268.8% increase in revenue was mainly due to a 263.5% increase in WTGs commissioned in terms of wind power project output compared with the corresponding period of 2013.

Gross Profit / (Loss) and Gross Margin

Gross profit in the fourth quarter of 2014 was RMB271.9 million (US$43.8 million), compared to a gross loss of RMB20.0 million in the corresponding period of 2013. Gross margin in the fourth quarter of 2014 was 13.6%, compared to negative gross margin of 3.7% for the corresponding period in 2013. On an adjusted basis, should warranty provisions be excluded from cost of sales, our adjusted gross margin would be 16.6% for the fourth quarter of 2014 and a negative gross margin of 0.5% for the corresponding period of 2013 respectively.

Selling and Distribution Expenses

Selling and distribution expenses were RMB79.2 million (US$12.8 million) for the fourth quarter of 2014, compared to RMB84.0million for the corresponding period in 2013, representing a decrease of 5.7%. Despite the increase in the number of WTGs transported, the decrease in selling and distribution expenses was primarily attributable to the average lower transportation expense incurred for each WTG in the fourth quarter of 2014 as the Company allocated the production of WTGs in its production facilities that were closer to the designated wind farms.

Administrative Expenses

Administrative expenses were RMB99.0 million (US$16.0million) for the fourth quarter of 2014, compared to RMB231.1 million for the corresponding period in 2013, representing a decrease of 57.2%. The decrease in administrative expenses was mainly due to (i) less provision for doubtful trade and other receivables being made in the fourth quarter of 2014 as compared to the corresponding period of 2013; and (ii) our administrative expenses in the fourth quarter of 2013 included RMB26.9 million incurred by our previously consolidated Indian subsidiary, Global Wind Power Limited (“GWPL”), which we deconsolidated since January 1, 2014.

Research and Development Expenses

Research and development expenses were RMB23.2million (US$3.7 million) for the fourth quarter of 2014, compared to RMB36.2 million for the corresponding period in 2013, representing a decrease of 35.9%. The decrease was primarily attributable to less research and development activities carried out in the fourth quarter of 2014.

Impairment Loss on Goodwill and Other Intangible Assets

In the fourth quarter of 2013, we recognized impairment loss of RMB179.7 million against goodwill and intangible assets in respect of our previously consolidated Indian subsidiary, GWPL. Subsequent to our deconsolidation of GWPL since January 1, 2014, no further impairment loss in respect of GWPL was recognized in 2014.

Net Finance Income

Finance income was RMB48.0 million (US$7.7 million) for the fourth quarter of 2014, compared to RMB37.9 million for the corresponding period in 2013. The increase in finance income was mainly attributable to the increase in interest income from bank deposits and entrusted loans. Finance expenses were RMB38.4 million (US$6.2 million) for the fourth quarter of 2014, compared to RMB67.9 million for the corresponding period in 2013. The decrease in finance expenses was mainly due to the impact of deconsolidation of GWPL. In the fourth quarter of 2013, the finance expenses recorded by GWPL amounted to RMB32.9 million.

Profit / (Loss) Before Income Tax

Profit before income tax was RMB97.5 million (US$15.7 million) for the fourth quarter of 2014, compared to a loss before income tax of RMB563.6 million for the corresponding period in 2013.

Income Tax (Expense) / Benefit

Income tax expense was RMB13.5 million (US$2.2 million) for the fourth quarter of 2014, compared to income tax benefit of RMB66.7 million for the corresponding period in 2013, primarily due to profit before tax recorded during the fourth quarter of 2014.

Total Comprehensive Income / (Loss) and Earnings / (Loss) per Share

As a result of the cumulative effects of the factors discussed above, total comprehensive income for the fourth quarter of 2014 was RMB80.9 million (US$13.0 million), compared to total comprehensive loss ofRMB501.9 million for the corresponding period in 2013.

For the fourth quarter of 2014, basic and diluted earnings per share were RMB0.68(US$0.11) and RMB0.66 (US$0.11), respectively, compared to basic and diluted loss per share of RMB3.36 and RMB3.36, respectively, for the corresponding period in 2013.

Full Year 2014 Operating Data and Unaudited Financial Results

Revenue

Revenue was RMB5,872.4 million (US$946.5 million) for the full year 2014, representing an increase of 106.4% from RMB2,844.8 million in 2013. WTGs for which revenue was recognized in 2014 amounted to an equivalent wind power project output of 1,852.0MW, or 844 units of 1.5MW WTGs, and 293 units of 2.0MW WTGs, compared to 872.0MW in 2013, or 455 units of 1.5MW WTGs, 91 units of 2.0MW WTGs and 3 units of 2.5MW WTGs. The increase in revenue was primarily due to a 112.4% increase in WTGs commissioned in terms of wind power project output.

Gross Profit and Gross Margin

Gross profit was RMB813.1 million (US$131.0 million) for the full year 2014, representing an increase of 210.0% from RMB262.3 million in 2013. Gross margin was 13.8%, compared to 9.2% in 2013. The increase in gross profit was primarily due to (i) the impact of deconsolidation of GWPL, which recorded higher costs and provision for inventories in 2013; and (ii) the lower unit cost as a result of scale of economy for more WTGs commissioned in 2014. On an adjusted basis, should warranty provisions be excluded from cost of sales, our adjusted gross margin would be 16.9% and 12.3% for the full year 2014 and 2013, respectively.

Selling and Distribution Expenses

Selling and distribution expenses were RMB237.2 million (US$38.2 million) for the full year 2014, compared to RMB219.9 million in 2013, representing an increase of 7.9%. The increase in selling and distribution expenses was primarily attributable to increased number of WTGs delivered during the year. As a result, higher total transportation expenses were recorded during the year 2014, which were partially offset by the average lower transportation expense incurred for each WTG as the Company optimized its production allocation.

Administrative Expenses

Administrative expenses were RMB243.1 million (US$39.2 million) for the full year 2014, compared to RMB445.9 million in 2013, representing a decrease of 45.5%, primarily attributable to (i) less provision for doubtful trade and other receivables being made in the full year 2014 as compared to the full year 2013; and (ii) our administrative expenses in the full year 2013 included RMB58.8 million incurred by our previously consolidated subsidiary, GWPL, which we deconsolidated since January 1, 2014.

Research and Development Expenses

Research and development expenses were RMB89.5 million (US$14.4 million) for the full year 2014, compared to RMB102.6 million in 2013, representing a decrease of 12.8%, primarily due to the higher efficiency in our improved research and development processes. Despite the lower spending in the year of 2014, our research and development results were improved actually, as a series of new products were launched during 2014. We plan to enhance our research and development activities to develop more market driven, larger power SCD products in 2015.

Impairment Loss on Goodwill and Other Intangible Assets

In the fourth quarter of 2013, we recognized impairment loss of RMB179.7 million against goodwill and intangible assets in respect of GWPL. Subsequent to our deconsolidation of GWPL since January 1, 2014, no further impairment loss in respect of GWPL was recognized in 2014.

Net Finance Expenses

Net finance expenses were RMB5.0 million (US$0.8 million) for the full year 2014, compared to RMB81.5 million in 2013, which was primarily attributable to the impact of deconsolidation of GWPL since January 1, 2014.

Gain on Loss of Control of Subsidiaries

Gain on loss of control of subsidiaries of RMB124.5 million was recognized in 2014 as a result of our deconsolidation of GWPL since January 1, 2014, which mainly represented the difference between (i) the carrying amount of net liabilities of GWPL, including goodwill allocated to it, and the carrying amount of GWPL’s non-controlling interest, and (ii) the carrying amount of GWPL as a joint venture, which was nil. There was no such gain in 2013.

Profit / (Loss) Before Income Tax

Profit before income tax was RMB399.0 million (US$64.3 million) for the full year 2014, compared to loss before income tax of RMB725.9 million in 2013.

Income Tax (Expense) / Benefit

Income tax expense was RMB44.5 million (US$7.2 million) for the full year 2014, compared to income tax benefit of RMB78.4 million in 2013, primarily due to profit before tax recorded during the full year 2014.

Total Comprehensive Income / (Loss) and Earnings / (Loss) per Share

As a result of the cumulative effects of the factors discussed above, total comprehensive income for the full year 2014 was RMB350.0 million (US$56.4 million), compared to comprehensive loss of RMB656.1 million in 2013.

For the full year 2014, basic and diluted earnings per share were RMB2.90 (US$0.47) and RMB2.86 (US$0.46), respectively, compared to basic and diluted loss per share of RMB4.12 and RMB4.12, respectively, in 2013.

Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2014 were RMB2,169.8 million (US$349.7 million), compared to RMB811.8 million as of December 31, 2013.

Business Update

Order Book Update

New Sales Contracts – During the fourth quarter of 2014, Ming Yang entered into sales contracts for wind power projects with a total output of 624.0MW, representing 132 units of 1.5MW WTGs and 213 units of 2.0MW WTGs.

Order Backlog – As of December 31, 2014, the Company’s order backlog amounted to nearly 3.7GW, representing 1,039 units of 1.5MW WTGs, 977 units of 2.0MW WTGs, 59 units of 2.5-3.0MW SCD WTGs and 1 unit of 6.0MW SCD WTG. Cumulative signed orders since its inception amounted to 10.2GW, representing 4,782 units of 1.5MW WTGs, 1,368 units of 2.0MW WTGs, 79 units of 2.5-3.0MW SCD WTGs and 1 unit of 6.0MW SCD WTG.

Earnings Guidance

Based on the Company’s current order book and its current views and estimates on its current operating and market conditions, its current business plans and customer demand, the Company currently expects that for the quarter ended March 31, 2015, (i) its estimated revenue to be in the range of RMB1.2 billion to RMB1.3 billion, and (ii) its estimated net income to be in the range of RMB36 million to RMB40 million. Please note that these projections are subject to change and changes may be material. In addition, the first quarter is typically a seasonally slower period primarily due to the long public holidays in China as well as the customers’ wind farm construction progress which is generally slow during winter time.

Based on the Company’s current order book and its current views and estimates on its current operating and market conditions, its current business plans and customer demand, the Company currently expects that for the year of 2015,(i) its estimated revenue to be in the range of RMB7.2 billion to RMB8.0 billion, representing an increase of 23% to 36% comparing with the revenue for the year of 2014, (ii) its estimated net income to be in the range of RMB290 million to RMB320 million, representing an increase of 26% to 39% comparing with the net income excluding gain on loss of control of GWPL for the year of 2014, and (iii) its estimated gross margin and operating income margin for the year of 2015to be in the range of 13% to 14% and 7% to 8%, respectively. Please note that these projections are subject to change and changes may be material.

Note to the Financial Information

The preliminary unaudited consolidated statements of operations and comprehensive income and consolidated statements of financial position accompanying this press release (collectively the “preliminary unaudited financial information”) have been prepared by management using International Financial Reporting Standards, or IFRSs, as issued by the International Accounting Standards Board. The preliminary unaudited financial information is not intended to fully comply with IFRSs because it does not present all of the financial information and disclosures required by IFRSs.

In addition, because management’s evaluation of the Company’s internal control over financial reporting in connection with the Sarbanes-Oxley Act of 2002 has not yet been completed, the Company makes no representation as to the effectiveness of those internal controls as of December 31, 2014.

Currency Conversion

Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB6.2046 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi for U.S. dollars on December 31, 2014 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such a rate or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “goal”, “strategy” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Conference Call

Ming Yang will host an earnings conference call on Tuesday, April 7, 2015 at 8:00 am (Eastern)/ 5:00 am (Pacific)/ 8:00 pm (China). The management team will be on the call to discuss the Company’s results, operating performance and business outlook and to answer questions.

To access the conference call, please dial:

United States:	+1-845-675-0437

International (toll):	+65-6723-9381

China, Domestic:	400-620-8038 / 800-819-0121

Hong Kong:	+852-3018-6771

To access international Toll Free Dial-In numbers:

Hong Kong:	800-906-601

United States:	+1-866-519-4004

Please ask to be connected to 4Q&FY2014 China Ming Yang Wind Power Group Earnings Conference Call and provide the following pass code: Ming Yang

Ming Yang will also broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the Company’s web site at http://ir.mywind.com.cn.

Following the earnings conference call, an archive of the call will be available by dialing:

United States:	+1-855-452-5696

International:	+61-2-8199-0299

China:	400-602-2065/400-632-2162 / 800-870-0206/800-870-0205

Hong Kong:	800-963-117

Passcode:	8661-176

The replay will be archived for seven days following the earnings announcement until April 14, 2015.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 10 wind turbine manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2014.

For further information, please visit the Company’s website: ir.mywind.com.cn

For investor and media inquiries, please contact:

China Ming Yang Wind Power Group Limited

Johnson Zhang

Phone: +86 760 2813 8898

Email: ir@mywind.com.cn

http://ir.mywind.com.cn

CHINA MING YANG WIND POWER GROUP LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME

(Amounts expressed in thousands, except share and ADS data)

	For the three months period ended December 31,			For the year ended December 31,
	2013	2014	2014	2013	2014	2014
	RMB ‘000	RMB ‘000	USD ‘000	RMB ‘000	RMB ‘000	USD ‘000
Revenue	541,189	1,995,988	321,695	2,844,830	5,872,439	946,465
Cost of sales	(561,186)	(1,724,045)	(277,866)	(2,582,551)	(5,059,375)	(815,423)

Gross profit	(19,997)	271,943	43,829	262,279	813,064	131,042
Other income	19,190	9,722	1,567	44,953	33,085	5,332
Selling and distribution expenses	(83,966)	(79,153)	(12,757)	(219,890)	(237,178)	(38,226)
Administrative expenses	(231,101)	(99,024)	(15,960)	(445,883)	(243,068)	(39,175)
Impairment loss on goodwill and other intangible assets	(179,661)	—	—	(179,661)	—	—
Research and development expenses	(36,217)	(23,229)	(3,744)	(102,568)	(89,504)	(14,425)

(Loss) / profit from operations	(531,752)	80,259	12,935	(640,770)	276,399	44,548
Finance income	37,851	47,984	7,734	201,859	168,634	27,179
Finance expenses	(67,935)	(38,384)	(6,186)	(283,381)	(173,591)	(27,978)

Net finance (expenses) / income	(30,084)	9,600	1,548	(81,522)	(4,957)	(799)
Gain on disposal of subsidiaries	—	7,831	1,262	—	3,786	610
Gain on loss of control of subsidiaries	—	—	—	—	124,460	20,059
Share of loss of associates	(1,782)	(155)	(25)	(3,558)	(672)	(108)

(Loss) / profit before income tax expense	(563,618)	97,535	15,720	(725,850)	399,016	64,310
Income tax benefit / (expense)	66,730	(13,489)	(2,174)	78,417	(44,524)	(7,176)

(Loss) / profit for the period / year	(496,888)	84,046	13,546	(647,433)	354,492	57,134

Other comprehensive loss for the period / year:
Foreign operations - foreign currency translation differences	(4,998)	(3,137)	(506)	(8,628)	(4,481)	(722)

Total comprehensive (loss) / income for the period / year	(501,886)	80,909	13,040	(656,061)	350,011	56,412

(Loss) / profit attributable to:
Shareholders of the Company	(411,334)	84,290	13,585	(504,179)	358,513	57,782
Non-controlling interests	(85,554)	(244)	(39)	(143,254)	(4,021)	(648)

	(496,888)	84,046	13,546	(647,433)	354,492	57,134

Basic (loss) / earnings per share(1)	(3.36)	0.68	0.11	(4.12)	2.90	0.47
Diluted (loss) / earnings per share(2)	(3.36)	0.66	0.11	(4.12)	2.86	0.46

Total comprehensive (loss) / income attributable to:
Shareholders of the Company	(416,508)	81,153	13,079	(517,211)	354,032	57,060
Non-controlling interests	(85,378)	(244)	(39)	(138,850)	(4,021)	(648)

	(501,886)	80,909	13,040	(656,061)	350,011	56,412

(1)	The calculation of the basic (loss) / earnings per share is based on the (loss) / profit attributable to the shareholders of the Company and the weighted average number of ordinary shares outstanding during the relevant periods.
(2)	The calculation of diluted (loss) / earnings per share is based on the (loss) / profit attributable to shareholders of the Company and weighted average number of ordinary shares outstanding after adjustment for the effects of all dilutive ordinary shares during the relevant periods.
(3)	The reconciliation of adjusted gross margin (to exclude warranty provision from cost of sales) is as below:

	For the three months period ended December 31,			For the year ended December 31,
	2013	2014	2014	2013	2014	2014
	RMB’000	RMB’000	USD’000
Revenue (A)	541,189	1,995,988	321,695	2,844,830	5,872,439	946,465

Cost of sales (B)	(561,186)	(1,724,045)	(277,866)	(2,582,551)	(5,059,375)	(815,423)
Less: warranty provision	17,381	59,101	9,525	87,972	182,034	29,339

Cost of sales excluding warranty provision (C)	(543,805)	(1,664,944)	(268,341)	(2,494,579)	(4,877,341)	(786,084)

Gross margin [D=(A+B)/A]	-3.7%	13.6%	13.6%	9.2%	13.8%	13.8%
Adjusted gross margin [E=(A+C)/A]	-0.5%	16.6%	16.6%	12.3%	16.9%	16.9%

CHINA MING YANG WIND POWER GROUP LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts expressed in thousands)

	As of December 31, 2013	As of December 31, 2014
	RMB ‘000	RMB ‘000	USD ‘000
Assets
Non-current assets
Property, plant and equipment	1,001,678	781,224	125,910
Intangible assets	195,816	76,426	12,318
Lease prepayments	352,142	344,563	55,533
Investments in associates	25,608	69,936	11,272
Investments in jointly controlled entities	795,848	867,848	139,872
Other investment	30,197	30,000	4,835
Trade and other receivables	934,364	1,076,040	173,427
Prepayments	120,276	120,842	19,476
Deferred tax assets	224,843	222,343	35,835

Total non-current assets	3,680,772	3,589,222	578,478

Current assets
Inventories	2,235,459	2,015,820	324,891
Trade and other receivables	4,210,955	4,454,126	717,874
Prepayments	115,317	104,104	16,779
Other current assets	35,301	15,015	2,420
Pledged bank deposits	246,608	306,883	49,461
Cash and cash equivalents	811,848	2,169,810	349,710

Total current assets	7,655,488	9,065,758	1,461,135

Total assets	11,336,260	12,654,980	2,039,613

Equity
Issued share capital	850	864	139
Reserve for own shares	(44,628)	(39,386)	(6,348)
Capital reserves	3,693,726	3,721,039	599,723
Translation reserves	(74,223)	(78,704)	(12,685)
Accumulated losses	(532,342)	(173,829)	(28,016)

Total equity attributable to shareholders of the Company	3,043,383	3,429,984	552,813
Non-controlling interests	(28,063)	48,169	7,764

Total equity	3,015,320	3,478,153	560,577
Liabilities
Non-current liabilities
Bank Borrowing	104,015	—	—
Bond payable	992,664	—	—
Deferred tax liabilities	52,102	13,961	2,250
Provisions	154,491	198,949	32,065
Trade and other payables	132,389	298,410	48,095
Deferred income	253,849	309,398	49,866

Total non-current liabilities	1,689,510	820,718	132,276

Current liabilities
Bond payable	—	999,749	161,130
Trade and other payables	4,230,737	5,649,670	910,561
Short-term bank loans	1,283,055	551,450	88,878
Income tax payable	9,155	44,309	7,141
Provisions	249,559	301,966	48,668
Deferred income	41,328	67,652	10,904
Deferred revenue	817,596	741,313	119,478

Total current liabilities	6,631,430	8,356,109	1,346,760

Total liabilities	8,320,940	9,176,827	1,479,036

Total equity and liabilities	11,336,260	12,654,980	2,039,613

SOURCE: China Ming Yang Wind Power Group Limited